UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September 2021

Commission File Number: 001-40758

Nexters Inc.

(Translation of registrant’s name into English)

55, Griva Digeni

3101, Limassol

Cyprus

Telephone: +35722580040

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                                            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On September 22, 2021, Nexters Inc. (NASDAQ: GDEV) (the “Company”) issued a press release announcing the results of Nexters Global Ltd. for the three and six months ended June 30, 2021. A copy of this press release is attached to this Form 6-K as Exhibit 99.1.

The unaudited interim condensed consolidated financial statements of Nexters Global Ltd. for the three and six months ended June 30, 2021 is attached to this Form 6-K as Exhibit 99.2.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 22, 2021

Nexters Inc.

By:	/s/ Andrey Fadeev
	Name:	Andrey Fadeev
	Title:	Chief Executive Officer and Director

EXHIBIT INDEX

Exhibit	Description

99.1	Press release dated September 22, 2021

99.2	Unaudited interim condensed consolidated financial statements of Nexters Global Ltd. for the three and six months ended June 30, 2021